May 18, 2016

VIA FAX, OVERNIGHT MAIL AND EDGAR

Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp

Definitive Proxy on Form 14A

Filed April 29, 2016

File No. 0-13292

Dear Mr. Stertzel:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2016 (the “Staff Letter”) with respect to the Company’s Definitive Proxy on Form 14-A filed April 29, 2016 (the “Proxy”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 703-813-6968 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

Definitive Proxy Statement

Executive Compensation and Other Information, page 21

Long-Term Incentive compensation, page 29

Staff’s Comment:

1.	We note disclosure that performance-based awards (RSUs) are earned based on achievement of a three-year cumulative EPS goal for corporate named officers. In future filings, please disclose the three-year cumulative EPS goals, the actual achievement of such goals and how the actual awards are calculated. Please consider an illustrative example.

Mobile Modular        Mobile Modular Portable Storage        TRS-Ren Telco        TRS-Environmental        Adler Tank Rentals        Enviroplex, Inc.

Securities and Exchange Commission

May 18, 2016

Page Two

Company’s Response:

The Staff’s comment is duly noted, and the Company will include the suggested disclosure, as appropriate, in its future definitive proxy statements.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Proxy, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3104, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Randle F. Rose
Randle F. Rose
Senior Vice President and
Chief Administrative Officer

cc:	W. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

Jaclyn Liu, Esq.

Morrison & Foerster LLP

Mike Rebholtz

Grant Thornton LLP